Charitable Legacy Rider™	In this rider “we”, “our” and “us” mean AXA Equitable Life Insurance Company. “You” and “your” mean the owner of the policy at the time

Effective Date of this Rider. This rider is effective on the Register Date of the policy.

Cost of this Rider. There is no premium or charge for this rider.

This Rider’s Benefit. We will pay the Charitable Benefit Amount to the Charitable Beneficiary, provided that the requirements of the “Insurance Benefits We Pay” provision shown in the policy are met and you (or otherwise your estate representative) have met the requirements specified in the “Verification of Charitable Beneficiary at the Time of Death Claim” provision of this rider. The Charitable Benefit Amount, which we will determine as of the date of death of the insured person, is described on Page 3-Continued of the policy. We will add interest to the Charitable Benefit Amount in accordance with the “Insurance Benefits We Pay” provision of the policy.

Charitable Beneficiary. The Charitable Beneficiary may be any organization exempt from federal taxation under Section 501 (c) of the Internal Revenue Code and listed in Section 170 (c) of the Internal Revenue Code, or any successor thereto, as an authorized recipient of charitable contributions.

The Charitable Beneficiary is as stated in the application, unless later changed. The Charitable Beneficiary is entitled to any Charitable Benefit Amount payable under the policy. However, more than one Charitable Beneficiary can be named in the application. If more than one Charitable Beneficiary is named, the share of the Charitable Benefit Amount for each Charitable Beneficiary must be stated in the application; otherwise, the Charitable Beneficiaries will share the Charitable Benefit Amount equally.

Changing the Charitable Beneficiary. While the policy and this rider are in force, you may change the Charitable Beneficiary by written notice in a form satisfactory to us. You can get such a form from your agent or by writing to us at our Administrative Office. The change will take effect on the date you sign the notice, unless otherwise specified by you, except that it will not apply to any payment we make or other action we take before we receive the notice at our Administrative Office.

Changing the Owner of the Policy. If the owner of the policy, as stated in the application, is later changed, and this rider is in force, we will require any new Charitable Beneficiary to be named or request confirmation of the existing Charitable Beneficiary.

Effect of Policy Transactions on Charitable Benefit Amount. The Charitable Benefit Amount will change if we approve your request for (1) an increase or reduction in the base policy face amount; (2) a partial Net Cash Surrender Value withdrawal (if the death benefit is Option A); and (3) a change in death benefit option.

Verification of Charitable Beneficiary at the Time of Death Claim. We will pay any Charitable Benefit Amount to any Charitable Beneficiaries, as shown in the application, after we verify that any such beneficiaries are still in existence and accredited under Sections 501 (c) and 170 (c) of the Internal Revenue Code, or any successor thereto, at the time of the insured’s persons death. The share of the Charitable Benefit Amount that we will pay to each Charitable Beneficiary will be in accordance with the instructions shown in the most recent application or notice to change the Charitable Beneficiary we have on file. If only one of the Charitable Beneficiaries is in existence and accredited at the time of the insured person’s death, we will pay the entire Charitable Benefit Amount to such beneficiary.

However, we will send you (or otherwise your estate representative) written notice if we verify that a sole Charitable Beneficiary, as shown in the application, is no longer in existence and accredited under Sections 501 (c) and 170 (c) of the Internal Revenue Code, or any successor thereto, at the time of the insured person’s death. If this occurs, you (or otherwise your estate representative) must name a new, qualified Charitable Beneficiary before any Charitable Benefit Amount is payable to such beneficiary. Written designation of a new, qualified Charitable Beneficiary must be submitted to us at our Administrative Office on or before the date we receive the required documentation specified in the “Insurance Benefits We Pay” provision shown in the policy. If we do not receive such written designation within the time required, we will not pay a Charitable Benefit Amount under this rider.

When This Rider Will Terminate. This rider will terminate on the earliest of the following dates:

1)	on the date of the insured person’s death;

2)	on the date the policy ends without value at the end of a Grace Period, is given up for its Net Cash Surrender Value, or otherwise terminates;

3)	on the date any Loan Extension endorsement becomes effective; and

4)	on the date that we receive your written request to terminate this rider.

ICC15-R09-90

Incontestability and Suicide Exclusions. The Incontestability and Suicide Exclusion provisions of the policy also apply to this rider.

General. This rider is part of the policy. Its benefit is subject to all the terms of this rider and the policy. All provisions of the policy will continue to apply except as specifically modified by this rider.

AXA EQUITABLE LIFE INSURANCE COMPANY

Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer	Secretary and Associate General Counsel

ICC15-R09-90